UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Microwave Filter Company, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

595176108
(CUSIP Number)

Daniel Zeff
885 Sixth Avenue
New York, NY 10001
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

June 8, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 595176108

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only). Zeff Capital, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☑
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐.

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power 220,653

	8.	Shared Voting Power None

	9.	Sole Dispositive Power 220,653

	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 220,653

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.6%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 595176108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Zeff Holding Company, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☑
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐.

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power 0

	8.	Shared Voting Power None

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 595176108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Daniel Zeff

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☑
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐.

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power 0

	8.	Shared Voting Power None

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the common stock (the “Common Stock”) of Microwave Filter Company, Inc. (the “Company”), a New York corporation. The address of the Company’s principal executive offices is 6743 Kinne Street, East Syracuse, NY 13057.

Item 2.	Identity and Background

(a)       This Statement is filed as a joint statement pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934 (the “Exchange Act”) by Zeff Capital L.P., a Delaware limited partnership (“Capital”), Zeff Holding Company, LLC, a Delaware limited liability company (“Holding”), and Daniel Zeff (Mr. Zeff, Capital and Holding are hereinafter collectively referred to as the “Reporting Persons”). Mr. Zeff is the sole manager and member of Holding, which in turn serves as the general partner for Capital. Accordingly, the Reporting Persons are making a group filing because, due to the relationship between them, the Reporting Persons may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Exchange Act.

(b)       The address of the principal business and principal office of each of the Reporting Persons is 885 Sixth Ave, New York, NY 10001.

(c)       The principal business of Mr. Zeff is that of investing in securities in his capacity as investment manager for Capital, and as sole manager of Holding. The principal business of Capital is that of an investment partnership. The principal business of Holding is acting as general partner for Capital.

(d)       None of the Reporting Persons has during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       None of the Reporting Persons has during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect thereto.

(f)       Mr. Zeff is a citizen of the United States. Capital and Holdings are organized under the laws of the State of Delaware.

Item 3.	Source and Amount of Funds or Other Consideration.

The aggregate purchase price paid by Capital for the shares of Common Stock reported herein was $130,185 which Capital paid utilizing its working capital. Such shares of Common Stock are or may be held from time to time by in margin accounts established with their respective brokers or banks, and a portion of the purchase price for the Common Stock may have been obtained through margin borrowing. Common Stock positions held in margin accounts may be pledged as collateral security for the repayment of debit balances in the margin accounts.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired the shares of Common Stock for investment purposes.

In pursuing such investment purposes, the Reporting Persons may further purchase, hold, vote, trade, dispose or otherwise deal in the Common Stock at times, and in such manner, as they deem advisable to benefit from, among other things, (1) changes in the market prices of the shares of Common Stock; (2) changes in the Company’s operations, business strategy or prospects; or (3) from the sale or merger of the Company. To evaluate such alternatives, the Reporting Persons will closely monitor the Company’s operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as other economic, securities markets and investment considerations. Consistent with their investment research methods and evaluation criteria, the Reporting Persons may discuss such matters with the management or Board of Directors of the Company, other stockholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit, and other investors. Such evaluations and discussions may materially affect, and result in, among other things, the Reporting Persons (1) modifying their ownership of the Common Stock; (2) exchanging information with the Company pursuant to appropriate confidentiality or similar agreements; (3) proposing changes in the Company’s operations, governance or capitalization; (4) pursuing a transaction that would result in the Reporting Persons’ acquisition of all or a controlling interest in the Company; or (5) pursuing one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

In addition to the information disclosed in this Statement, the Reporting Persons reserve the right to (1) formulate other plans and proposals; (2) take any actions with respect to their investment in the Company, including any or all of the actions set forth in subsections (a) through (j) of Item 4 of Schedule 13D; and (3) acquire additional shares of Common Stock or dispose of some or all of the shares of Common Stock beneficially owned by them, in each case in the open market, through privately negotiated transactions or otherwise. The Reporting Persons may at any time reconsider and change their plans or proposals relating to the foregoing.

On January 19, 2018, Capital delivered a letter to the Chairman of the Company indicating Capital’s interest in acquiring all of the outstanding shares of Common Stock not already owned by Capital and its affiliates for $0.72 per share in cash.

On June 8, 2018, Capital delivered a letter to the Chairman of the Company indicating that Capital has withdrawn its proposal to acquire the Company. Capital has terminated its consideration of, and is not currently pursuing, an acquisition of the Company.

Item 5.	Interest in Securities of the Issuer.

(a)	The aggregate percentage of the outstanding shares of Common Stock reported owned by each Reporting Person is based upon 2,579,680 shares of Common Stock outstanding as of May 1, 2018, as reported in the Company’s Form 10-Q for the quarter ended March 31, 2017.

As of the close of business on June 8, 2018:

(i)	Capital beneficially owns 220,653 shares of Common Stock constituting approximately 8.6% of the shares of Common Stock outstanding;
(ii)	Holding beneficially owns 0 shares of Common Stock held by Capital, of which Holding is the general partner, constituting 0% of the shares of Common Stock outstanding; and
(iii)	Mr. Zeff beneficially owns 0 shares of Common Stock constituting 0% of the shares of Common Stock outstanding;

(b)	Capital has the sole power to vote or to direct the vote and to dispose or to direct the disposition of the 220,653 shares of Common Stock reported herein as being beneficially owned by it, which power is exercisable by Mr. Zeff as the sole manager of Holding, Capital’s general partner.
(c)	None.
(d)	No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock.
(e)	N/A
Item 6.	Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

None.

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.1:	Joint Filing Agreement, dated as of June 8, 2018, by and among the Reporting Persons.
Exhibit 99.2:	Letter to the Company, dated January 19, 2018.
Exhibit 99.3:	Letter to the Company, dated June 8, 2018.

SIGNATURES

After reasonable inquiry and to the best of their knowledge and behalf, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June 8, 2018

/s/ Daniel Zeff

Daniel Zeff

ZEFF HOLDING COMPANY, LLC

By: /s/ Daniel Zeff

Name: Daniel Zeff

Title: Manager

ZEFF CAPITAL, L.P.

By: Zeff Holding Company, LLC,

as general partner

By: /s/ Daniel Zeff

Name: Daniel Zeff

Title: Manager